Exhibit 99.1

Highest Performances Holdings Inc. (NASDAQ: HPH) Secures a Share Purchase Agreement from GEM Global Yield LLC SCS (“GEM”) for an Investment of up to US$500 Million.

GUANGZHOU, China, April 16, 2024 (GLOBE NEWSWIRE) – Highest Performances Holdings Inc. (NASDAQ: HPH) (“HPH” or the “Company”), today announced that it has signed a share purchase agreement (the “Agreement”) with GEM Global Yield LLC SCS (“GEM”), a Luxembourg-based private alternative investment group. Under the Agreement, HPH has the option to issue and sell up to a number of ordinary shares (as represented by and delivered as American depositary shares) with an aggregate value of US$500,000,000 (the “Aggregate Limit”). Subject to the terms and conditions of the Agreement, HPH may increase the Aggregate Limit up to US$1,000,000,000 at a later date by delivering prior written notice to GEM. The funds will be used to fuel the Company’s AI development and expansion efforts on a global scale.

During the three years from the date of signing the Agreement (the “Investment Period”), HPH will control the timing and maximum amount of the drawdown under this facility and has no minimum drawdown obligation. HPH has the option to issue shares to GEM at its own discretion within the Investment Period. HPH has agreed to pay a commitment fee to GEM equal to 1.8% of the Aggregate Limit, in either cash, from the proceeds of the drawdowns, or in ordinary shares. Simultaneously, the Company and GEM entered into a selling agent agreement with Wilson-Davis & Company which will act as investment banker and as selling agent for GEM and will receive a fee of 0.2 % of the Aggregate Limit.

HPH plans to utilize any proceeds from drawdowns for investing in projects related to artificial intelligence, robotics hardware and software, intellectual property related to sports, mergers and acquisitions or strategic alliance that can add value to the Company, and general corporate and working capital needs of the Company.

About GEM

Global Emerging Markets (“GEM”) is a $3.4 billion, alternative investment group with offices in Paris, New York and Nassau, Bahamas. GEM manages a diverse set of investment vehicles focused on emerging markets and has completed over 580 transactions in 70 countries. Each investment vehicle has a different degree of operational control, risk-adjusted return, and liquidity profile. The family of funds and investment vehicles provide GEM and its partners with exposure to: Small-Mid Cap Management Buyouts, Private Investments in Public Equities and select venture investments.

For more information: http://www.gemny.com

About Highest Performances Holdings Inc. (NASDAQ: HPH)

HPH was founded in 2010 with the aim of becoming a top provider of smart home and enterprise services. Its mission is to improve the quality of life for families worldwide, focusing on two main driving forces: “technological intelligence” and “capital investments.” HPH has a global strategic perspective and identifies high-quality enterprises with global potential for investment and operations. Its areas of focus include asset allocation, education and study tours, cultural tours, sports events, healthcare and elderly care and family governance.

HPH currently holds controlling interests in two leading financial service providers in China, namely Fanhua Inc., a technology-driven platform, and Fanhua Puyi Fund Distribution Co., Ltd., an independent wealth management service provider. Additionally, HPH has signed an agreement to acquire controlling interests in Singapore-based White Lingjun Pte. Ltd.

Highest Performances Holdings Inc., formerly known as Puyi Inc., was renamed on March 13, 2024 to reflect its strategic transformation.

About Wilson-Davis & Company

Wilson-Davis & Company Co., Inc is a wholly owned subsidiary of AtlasClear Holdings (NYSE ATCH) a Salt Lake City, UT and Dallas, TX based broker dealer. Wilson-Davis is a member of FINRA and SIPC.

Forward-looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When HPH uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from HPH’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: HPH’s ability to obtain proceeds from the Agreement; HPH’s goals and strategies; HPH’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets HPH serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by HPH with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in HPH’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. HPH undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Highest Performances Holdings Inc.

Tel: +86-20-28866499

Email: ir@puyiwm.com